UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Director

On April 7, 2022, Ms. Yuanqin Li, an independent director of Meiwu Technology Co. Ltd.’s (the “Company”), chairperson of the nomination and corporate governance committee of the board of directors of the Company (the “Board”), member of the compensation committee and audit committee of the Board, resigned from her positions due to personal reasons, effective immediately. The resignation was not a result of any disagreements between Ms. Li and the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Director and Officer

Effective on April 7, 2022, the Board appointed Ms. Jinfeng He as an independent director of the Board, chairperson of the nomination and corporate governance committee, a member of the compensation committee and audit committee of the Board to fill the vacancies created by Ms. Yuanqin Li’s resignation. The biographical information of Ms. Jinfeng He is set forth below.

Ms. Jinfeng He, age 56, has more than 20 years of experience in team leadership and financial management. From August 2019 to December 2021, Ms. He served as the regional general manager of Zhongcheng Guoxing Mianyang Branch, which provides a series of information system integration services, network technology services, software development, technical consulting, technology promotion and Internet sales functions. From November 2015 to June 2019, Ms. He served as the general manager of China Huaxia Life Insurance Company. Ms. He obtained her bachelor’s degree in accounting from Sichuan Mianyang School of Finance and Economics in 1989.

In connection with her appointment as a director, the Company and Ms. He signed an offer letter on April 7, 2022. Pursuant to the offer letter, Ms. He will receive an annual director fee $15,000 in cash, payable quarterly and be reimbursed for reasonable expenses incurred in the performance of her duties.

The foregoing description of the principal terms of the offer letter with Ms. He is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the offer letter with Ms. He attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

Ms. He does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

Exhibits

Exhibit No.	Description

10.1	Offer Letter, dated April 7, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

	By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: April 11, 2022